UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

April 18, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Gazit-Globe Ltd.

File No. 1-35378 - CF#29462

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Gazit-Globe Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 6-K filed on March 13, 2013.

Based on representations by Gazit-Globe Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 99.1	through September 19, 2021
Exhibit 99.2	through September 19, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Tom Kluck
Legal Branch Chief